UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Delisting American Depositary Shares from New York Stock Exchange Becoming Effective

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on May 2, 2016, in Kyoto, Japan

Nidec Announces Delisting American Depositary Shares

from New York Stock Exchange Becoming Effective

Nidec Corporation (formerly NYSE: NJ) (the “Company”) hereby announces that the voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) became effective prior to the opening of trading on May 2, 2016 (Eastern Time in the U.S.) as scheduled, following the filing, on April 21, 2016, of a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for delisting from the NYSE and deregistration with the SEC as announced on April 11, 2016. In addition, the Company has filed a Form 15F with the SEC on May 2, 2016 to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1. Effective Date of Delisting (Eastern Time in the U.S.)

May 2, 2016

2. Stock Exchanges on which the Company Maintains its Listings

The Tokyo Stock Exchange

3. Deregistration with the SEC

The deregistration will become effective on July 31, 2016, 90 days after the filing of Form 15F with the SEC. The Company’s reporting obligations under the Exchange Act were suspended on May 1, 2016 and will be terminated on July 31, 2016.

Note: The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects or requests an extended review or for other reasons.

4. Future Plans

After the delisting of its ADSs from the NYSE, the Company maintains its American Depositary Receipt Program in the United States, and therefore its ADSs continue to be traded in the United States on the over-the-counter market.

While the Company is no longer subject to ongoing reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F), the Company will continue to make periodic Exchange Act filings on a voluntary basis until the filing of its annual report on Form 20-F for the fiscal year ended March 31, 2016, and it will also continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have access to appropriate information about the Company.

5. Contact Information for Inquiries regarding the Company’s ADSs

JPMorgan Service Center (U.S.) Tel:	U.S.: 800-990-1135 (toll free) International: +1- 651-453-2128
Website:	www.adr.com
E-mail:	jpmorgan.adr@wellsfargo.com

Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in the U.S.